UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013
Commission File Number: 001-35627

MANCHESTER UNITED PLC

(Translation of registrant’s name into English)

Old Trafford

Manchester M16 0RA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

MU Finance plc, a subsidiary of Manchester United plc, has issued a notice of redemption for all £177.78m principal of its outstanding sterling 8.75% bonds and $22.09m principal of its dollar 8.375% bonds.  Funding for this bond redemption is to be provided by a committed $315.7m term facility from Bank of America, N. A..  This is a new five-year facility which is pre-payable at any time with scheduled amortization payments of 2.5% per annum (first payable in June 2014), and with an additional amortization payment of up to an incremental 2.5% per annum (for a total of up to 5% per annum) depending on the level of excess cash flow generated by the group (likely first payable in October 2014).  The interest rate payable under the new facility will be a variable rate calculated as US dollar Libor (with no floor) plus an applicable margin determined by reference to a leverage grid (ranging from 1.50% to 2.75% per annum).  The financial covenants and other restrictions on the group contained in the facility are materially the same as those contained in the existing bonds and the current revolving credit facility.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2013

MANCHESTER UNITED PLC

By:	/s/ Edward Woodward
Name: Edward Woodward
Title: Executive Vice Chairman

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice of Redemption issued on May 23, 2013